CALIFORNIA INVESTMENT TRUST

44 Montgomery Street
Suite 2100
San Francisco, California 94104

April 29, 2010

Richard Pfordte, Branch Chief
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:	CALIFORNIA INVESTMENT TRUST (“Registrant”)
EQUITY INCOME FUND
U.S. GOVERNMENT SECURITIES FUND
1933 Act File No. 333-00499
1940 Act File No. 811-04417

Dear Mr. Pfordte:

The Registrant is filing this correspondence to respond to your oral comments regarding its 485a filing submitted via EDGAR on February 23, 2010 regarding the new Class A and Class B Shares for Equity Income Fund and U.S. Government Securities Fund (each the “Fund” and collectively, the “Funds”).  As discussed on Tuesday, April 27, 2010, the Registrant has attached to this correspondence a revised draft of the Prospectus and SAI for the Class A and Class B Shares of the Funds.  As further discussed, you indicated that the Registrant could, and the Registrant will, make a 497(c) filing on April 29, 2010.

The Registrant respectfully submits the following responses to your oral comments:

Prospectus

1. Comment: At the beginning of the summary prospectus, after the cover page, remove the information not required by Form N-1A, including the Ticker Symbol table, date, “Summary Prospectus” title and boldface legend. Remove the same information from the same section of the U.S. Government Securities Fund prospectus.

RESPONSE:  The information has been removed.

2. Comment:  In the “Investment Objective” section for each Fund, remove the last part of the sentence that discusses the investment strategy.

RESPONSE: The language has been removed consistent with the comment.

3. Comment: Revise the introductory paragraph under “Fees and Expenses of the Fund” to conform to revised Form N-1A.

RESPONSE: The language has been revised consistent with the comment and conforms with the disclosure required by revised Form N-1A.

4. Comment:  Conform the fee tables to revised Form N-1A.

RESPONSE:  Revised fee tables have been inserted that conform to revised Form N-1A.

5. Comment: Revise the introductory paragraph to the expense example to conform to revised Form N-1A.

RESPONSE:  The paragraph has been revised to conform to revised Form N-1A.

6. Comment:  Include the language required by revised Form N-1A to appear at the end of the expense examples.

RESPONSE: In accordance with revised Form N-1A, the missing language has been added.

Equity Income Fund Discussion in Prospectus

7. Comment: Clarify the term “relatively high level” with respect to dividend income in the first sentence of the “Principal Investment Strategy” section. The explanation for this term may be included in the disclosure under Item 9 of revised Form N-1A.

RESPONSE: Language clarifying what is meant by “relatively high level” has been added to the disclosure under Item 9 of revised Form N-1A.

8. Comment: Clarify the term “maintain a reasonable position” with respect to the Fund’s investment in high-quality, short term debt securities and money market instruments in the second full paragraph under “Principal Investment Strategies.” The explanation for this term may be included in Item 9.

RESPONSE: The language has been clarified by adding “(up to 20%)” after “reasonable” and before “position” within the relevant phrase each time it appears.

9. Comment: In compliance with Item 9(b)(2) of Form N-1A, explain how the investment adviser selects which securities to purchase or sell.

RESPONSE: Language has been added under the “Principal Investment Strategy” section in the summary prospectus and in the disclosure under Item 9 of revised Form N-1A to address this comment.

10. Comment:  Under the “Principal Risks” section, include headings identifying the individual risks.

RESPONSE: Headings identifying the individual risks have been added.

11. Comment: Remove, or move, the last paragraph under “Principal Risks” which begins as follows: “Some mutual funds are able to lend portfolio securities in order to offset expenses…”

RESPONSE:  The paragraph has been deleted from the “Principal Risks” section and identified as a “non-principal” risk in the disclosure under Item 9 of revised Form N-1A.

12. Comment:  Confirm that the names of the included benchmarks are accurate.

RESPONSE: The names of the benchmarks have been confirmed and/or updated as necessary to comply with the comment.

13. Comment: Revise the language in the section “Payments to Broker-Dealers and other Financial Intermediaries” to conform to revised Form N-1A.

RESPONSE: The language has been revised to conform to the disclosure required by revised Form N-1A.

U.S. Government Securities Fund:

14. Comment: In any footnote to the fee table that discusses a contractual waiver that cannot be terminated until April 30, 2010, include language regarding recoupment of expenses, if applicable.

RESPONSE: Language has been included in the footnote to the fee table in accordance with the comment.

15. Comment:  In the first paragraph under “Principal Investment Strategies” include the Fund’s 80% policy.

RESPONSE:  The language has been revised to add the Fund’s 80% policy consistent with the comment.

16. Comment:  Move the last paragraph under “Principal Risks” up to the “Principal Investment Strategy” section and include language regarding the Fund’s duration range.

RESPONSE:  The paragraph has been moved and language has been added describing the Fund’s current target duration range.

17. Comment:  Confirm that the names of the included benchmarks are accurate.

RESPONSE: The names of the benchmarks have been confirmed and/or updated as necessary to comply with the comment.

18. Comment: Revise the language in the section “Payments to Broker-Dealers and other Financial Intermediaries” to conform to Form N-1A.

RESPONSE: The language has been revised to conform to the disclosure required by Form N-1A.

Combined Portion of Prospectus:

19. Comment:  For both of the Funds, confirm that the principal investment strategies and risks have been disclosed, and identify any non-principal risks.

RESPONSE: The Registrant confirms that the principal investment strategies and principal risks have been disclosed in the prospectus.  The language also has been revised to identify principal risks and non-principal risks.

20. Comment: In the “Investment Objectives, Strategies and Risk” section, under “U.S. Government Securities Fund,” please summarize the first paragraph (discussing GNMA securities) and include the summary under “Principal Investment Strategies” in the summary prospectus as part of the disclosure required by Item 4 of revised Form N-1A.

RESPONSE: A summary of the GNMA securities discussion has been added to the disclosure required by Item 4 of revised Form N-1A in the U.S. Government Securities Fund summary prospectus.

21. Comment: In the “Fund Management” section under “Management and Organization,” please remove the net management fee sentence (i.e. “net of reimbursements”) and disclose the gross management fees.

RESPONSE: The gross fees have been disclosed.

22. Comment:  Revise the heading “Additional Investment Related Risks” to read “Additional Non-Principal Investment Related Risks.”

RESPONSE: The heading has been revised consistent with the comment.

23. Comment: Revise the first sentence under “Risks of Frequent Trading in Fund Shares” to clarify the applicability of the section to both Funds by changing the first “the” to an “a”.

RESPONSE: The first sentence has been revised consistent with the comment.

24. Comment: Revise the last paragraph under “Risks of Frequent Trading in Fund Shares” to refer to the securities referenced as “illiquid” securities.

RESPONSE: The language has been revised consistent with the comment.

25. Comment: In the section “Procedures to Limit Short-Term Trading in Fund Shares” include a description of the Funds’ frequent trading procedures.

RESPONSE: A description of the Funds’ frequent trading procedures has been added consistent with the comment.

26. Comment: Confirm that the Funds’ will not raise their investment minimums without filing a sticker to the appropriate prospectuses.

RESPONSE: The Registrant confirms that the Funds’ will not raise their investment minimums without appropriate shareholder notice, including the filing of a sticker to the relevant prospectus, consistent with the requirements under the Investment Company Act of 1940 (“1940 Act”).

27. Comment: Under “How to Buyer Shares” and “Initial Purchase,” revise the language to add a statement that shareholders will receive the share price next determined after the shareholder’s check is received by the Funds’ agent, and move the paragraph discussing the purchase of Fund shares from selected securities brokers to the end of the section entitled “Initial Purchase.”

RESPONSE: Pursuant to your specific comments, the language in these sections (which the Registrant has discussed with other SEC examiners) has been revised accordingly.  Certain language that appeared near the end of the “Initial Purchase” section after “Wire Instructions” has been consolidated into the language appearing at the beginning of the “Initial Purchase” section.

28. Comment:  In the section entitled “Wire Instructions” under “How to Buy Shares” revise the sentence addressing checks that do not clear to clarify that a shareholder’s liability for losses incurred are limited to those associated with the insufficient funds check.

RESPONSE:  The language has been revised consistent with the comment.

29. Comment: In the “How Fund Shares are Priced” section, clarify which days the Funds will be closed and on which days the net asset values of the Funds will be calculated.

RESPONSE:  While not necessarily agreeing with your comment, the language has been clarified consistent with the comment.

Statement of Additional Information (“SAI”)

30. Comment: In the last paragraph before the table of contents, revise the first sentence to clarify that Government Fund’s investment of 80% of its assets in securities backed by the U.S. Government occurs “under normal circumstances.”

RESPONSE:  The language has been revised consistent with the comment.

31. Comment: In the fourth paragraph in the section “Investment Objectives and Policies of the Stock Funds” (relating to the objectives of the Equity Income Fund), please conform the language to the corresponding language in the Funds’ prospectus.

RESPONSE:  The SAI language has been revised to conform to the language in the prospectus.

32. Comment: Add language to the “Lending of Portfolio Securities” section to describe the Funds’ obligations under SEC guidance with respect to recalling loaned securities to vote proxies on material events.

RESPONSE:  Language has been added addressing applicable SEC guidance with respect to recalling loaned securities to vote proxies on material events.

33. Comment:  Under the “Investment Restrictions” section, remove “additional” from before “fundamental policies” in the first line.

RESPONSE:  The word “additional” has been removed.

34. Comment:  In numbered paragraph 11 under “Investment Restrictions,” describe what happens if the 10% illiquid security limitation is exceeded.

RESPONSE:  The language has been revised to include a statement regarding the Registrant’s responsibilities if the 10% illiquid security limitation is exceeded.

35. Comment:  Clarify that the “time of investment” language at the end of the “Investment Restrictions” section does not apply under applicable 1940 Act guidance to limitations on borrowing.

RESPONSE.  The language has been revised consistent with this comment.

Thank you for your cooperation in connection with the filing becoming effective prior to the effectiveness of the Prospectus/Proxy Statement filed on Form N-14 by the Registrant, which, based on discussion with you, is anticipated to be effective on April 29, 2010.

If you have any questions, please do not hesitate to contact me at (412) 288-4827.

Very truly yours,

/s/ Heidi Loeffert
Heidi Loeffert
Paralegal